Exhibit 99.1

MOUNTAIN PROVINCE DIAMONDS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2010

The following management’s discussion and analysis (“MD&A”) of the operating results and financial position of Mountain Province Diamonds Inc. (“the Company” or “Mountain Province” or “MPV”) is prepared as at November 11, 2010, and should be read in conjunction with the interim unaudited consolidated financial statements and the notes thereto for the nine months ended September 30, 2010 as well as the audited consolidated financial statements and the notes thereto of the Company for the nine months ended December 31, 2009. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars.

The Company changed its year end from March 31 to December 31, effective December 31, 2009, to align its fiscal year end with that of De Beers Canada Inc., the operator of the Gahcho Kué Project.

For additional information, reference is made to the Company’s press releases and Annual Information Form on Form 20-F filed on SEDAR at www.sedar.com and on the Company’s website at www.mountainprovince.com.

Except where specifically indicated otherwise, technical information included in this MD&A regarding the Company’s mineral projects has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

OVERALL PERFORMANCE

Mountain Province Diamonds Inc. is a Canadian resource company in the process of permitting and developing a diamond deposit (the “Gahcho Kué Project” or the “Project”) located in the Northwest Territories (“NWT”) of Canada.  The Company’s primary asset is its 49% interest in the Gahcho Kué Project.  The Company entered into a letter of agreement with De Beers Canada Inc. (“De Beers Canada”) in 1997, subsequently continued under and pursuant to an agreement concluded in 2002 (the “2002 Agreement”), in which De Beers Canada had agreed to carry all costs incurred by the Project.

Under the 2002 Agreement with De Beers Canada in effect until July 3, 2009, the Company was not responsible for funding the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the “Participants”) under which:

i.
The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with Mountain Province’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

ii.	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
iii.	Each Participant will contribute their proportionate share to the future project development costs;
iv.	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
v.	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;
vi.
Mountain Province will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:

•       $200,000 on execution of the 2009 Agreement (Mountain Province’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement - paid; recorded as “company portion of project costs”);
•       Up to $5.1 million in respect of De Beers Canada’s share of the costs of the feasibility study; ($3,775,286 recorded to September 30, 2010, recorded as “sunk cost repayment”).
•       $10 million upon the earlier of the completion of a feasibility study with a 15% IRR and a decision to build;
•       $10 million following the issuance of the construction and operating permits;
•       $10 million following the commencement of commercial production; and
•       The balance within 18 months following commencement of commercial production.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made.  Mountain Province has agreed that the Company’s marketing rights under the 2009 Agreement may be diluted if the Company defaults on certain of the repayments described above, if and when such payments become due.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company now accounts for the Project as a joint venture.  Accordingly, the Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint venture, and recorded them in the consolidated financial statements starting July 4, 2009.

The Company, in conjunction with De Beers Canada, commissioned an independent feasibility study on the Gahcho Kué Project, which was completed in September 2010.  On October 21, 2010, the Company announced highlights of the independent feasibility study.  (See “Independent Feasibility Study” section below)  The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Gahcho Kué Project to complete the successful design, permitting, construction of the Gahcho Kué Project and future profitable production. Failure to achieve the above will require the Company to write-off costs capitalized to date.

Gahcho Kué Project

The Gahcho Kué Project is located in the Northwest Territories, about 300 kms northeast of Yellowknife.  The Project covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator, De Beers Canada.  The Project hosts four primary kimberlite bodies - Hearne, Tuzo, Tesla, and 5034 which is further delineated into 5034 North, South, Centre, East and West.  The four kimberlite bodies are within two kilometres of each other.

Project Technical Study

An in-depth technical study of the Hearne, Tuzo, and 5034 kimberlite bodies was undertaken by the Gahcho Kué Project in 2003 with the final results of the study presented to the Company in June 2005.  Based on the results of the 2005 study, the Project was advanced to permitting and advanced exploration stages.  Applications for construction and operating permits were submitted in November 2005.

On September 1, 2009, the Company announced that JDS Energy and Mining Inc. (“JDS”), an independent engineering firm, had been appointed by the Gahcho Kué Joint Venture to conduct the feasibility study.  The selection of JDS was based on technical, project management and economic merits.  The feasibility study results are discussed in the section below titled “Independent Feasibility Study”.

Advanced Exploration

On December 16, 2008, the Company announced that following completion of the 2008 Tuzo bulk sampling program, resource drilling at the Gahcho Kué Project had concluded, and attention would turn to completion of updated geology and resource models.  Accordingly, the Gahcho Kué Project retained AMEC Americas Limited (“AMEC”) to produce a NI 43-101 Technical Report updating the Gahcho Kué geology and resource models (see “Gahcho Kué Mineral Resource Estimate” below).

Independent Diamond Valuation

On August 4, 2010, in a press release entitled “Mountain Province Diamonds Announces Results of Independent Valuation of Gahcho Kué Diamonds”, the Company announced the results of an updated independent diamond valuation of the diamonds recovered from the Gahcho Kué Project during the exploration phase.  The valuation was conducted by WWW International Diamond Consultants Ltd. and took place at the London offices of the Diamond Trading Company in early April, 2010. All diamond values presented below are based on the WWW Price Book as at April 13, 2010.

Table 1 below reflects the actual price per carat for the parcel of 8,243.56 carats of diamonds recovered from the Gahcho Kué Project.
Table 1

Actual Price US$/carat
Pipe	Zone	Total Carats	$/Carat	Total Dollars
5034	Centre Lobe	633.80	80.23	50,852
	West Lobe	1,119.40	79.63	89,134
	East Lobe	1,264.21	178.59	225,770
5034 Total		3,017.41	121.22	365,757
Hearne		2,906.45	60.44	175,654
Tuzo		2,319.70	243.03	563,750
Total		8,243.56	134.06	1,105,161

Table 2 below presents models of the average price per carat (US$/carat) for each kimberlite lithology. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from Gahcho Kué.

Table 2

Modeled Average Price US$/carat
	+ 1.00mm			+1.50mm
Pipe	High	Model	Low	High	Model	Low
5034 NE Lobe	131	107	96	143	116	104
5034 Centre	122	100	91	137	113	102
5034 West	141	114	103	157	127	114
Tuzo	81	67	61	93	77	70

Hearne	82	68	62	93	78	71
Note: 1.50mm prices provided for reference purposes only.

In their report to Mountain Province, WWW stated: "The Tuzo sample and the 5034 East sample both contained one high value large stone. For Tuzo there was a 25.14 carat stone valued at $17,000 per carat and 5034 East had a 9.90 carat stone valued at $15,000 per carat. It is encouraging that such high value stones were recovered in samples of this size. If they are found in the same frequency throughout the resource then the modelled APs [Average Prices’] will certainly be towards the ‘high’ values."

Gahcho Kué Mineral Resource Estimate

The resource estimate prepared by AMEC was announced by the Company on May 26, 2009 in a press release titled “Mountain Province Diamonds Announces Updated Mineral Resource Estimate for Gahcho Kué Diamond Project”.  In the press release, the Company reported that the NI 43-101 compliant technical report prepared by AMEC describes an updated mineral resource estimate on the Gahcho Kué Project that incorporates information from geological and diamond revenue data updates completed since the previous Technical Report of 2003.  The updated resource estimate is summarized as follows in Table 3:

Table 3
Gahcho Kué 2009 Mineral Resource Summary
(Effective Date April 20, 2009)

Pipe	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
5034	Indicated Inferred	5.1 0.3	12.7 0.8	23.9 1.2	188 150
Hearne	Indicated Inferred	2.3 0.7	5.3 1.6	11.9 2.9	223 180
Tuzo	Indicated Inferred	5.1 1.5	12.2 3.5	14.8 6.2	121 175
Summary	Indicated Inferred	12.4 2.5	30.2 6.0	50.5 10.3	167 173

Notes:
1) Mineral Resources are reported at a bottom cut-off of 1.0 mm; cpht = carats per hundred tonnes
2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability
3) Volume, tonnes, and carats are rounded to the nearest 100,000
4) Tuzo volumes and tonnes exclude 0.6 Mt of a granite raft
5) Modeled diamond price assumptions used to assess reasonable prospects of economic extraction reflect mid-2008 De Beers price book with a 20% increase factor. The modeled prices assumed, on a per pipe basis (in US$), equate to $113/ct for 5034, $76/ct for Hearne and $70/ct for Tuzo.

The Company further announced that AMEC, in their NI 43-101 report, confirmed that the scientific and technical data on the Gahcho Kué Project was now of sufficient quality and level of detail to support a feasibility study.

AMEC concluded that all of the indicated mineral resources and a significant portion of the inferred resources were shown to have reasonable prospects of economic extraction through open-pit mining.  The inferred resources of the Hearne pipe material lying outside of the resource pit shell was, at least conceptually, shown to have reasonable prospects of economic extraction using underground mining methods.  All the Gahcho Kué kimberlites remain open to depth.

The AMEC technical report is dated April 20, 2009, and is entitled “Gahcho Kué Kimberlite Project NI 43-101 Technical Report, Northwest Territories, Canada”.  A copy of the full report is available on SEDAR, and on the Company’s website at www.mountainprovince.com.

Independent Feasibility Study

On October 21, 2010, in a press release titled “Mountain Province Diamonds Announces Positive Gahcho Kué Independent Feasibility Study”, Mountain Province announced the results of the independent feasibility study dated October 15, 2010, on the Gahcho Kué diamond project. JDS Energy and Mining Inc. (“JDS”) led and prepared the feasibility study, which was presented to the Gahcho Kué Joint Venture (JV).

The following are the financial and project highlights from the Feasibility Study:

•	Project IRR including sunk costs	20.7%*
•	Project IRR including sunk costs	20.7%*
•	Project IRR excluding sunk costs	33.9%
•	Initial project capital	C$549.5M
•	Working capital	C$49.4M
•	Sustaining capital including mine closure	C$36.1M
•	Operating costs	C$48.68 per tonne
•	Project mine life	11 years
•	Average annual production	3 million tonnes
•	Total diamond production	49 million carats
•	Average annual diamond production	4.45 million carats
•	Diamond price	US$102.48 per carat**

 *After taxes/royalties and unleveraged

**The base case model uses an average realised diamond price of US$102.48 per carat derived from the mean average between the modeled values of De Beers and WWW International Diamond Consultants (based on their respective April 2010 price books) inclusive of a real 1% escalation over LOM less an assumed 4% marketing fee.

Commenting in the news release, Mountain Province said: “The feasibility study delivers an economically viable, technically credible and environmentally sound development plan for the Gahcho Kué project. Also, the IRR exceeds the minimum 15% required under the Joint Venture agreement to support a decision to develop. Our focus now shifts to completion of the Gahcho Kué environmental impact assessment, which will be filed with the Mackenzie Valley Environmental Review Board prior to the end of the year.”

Gahcho Kué Mineral Reserve Report

On October 21, 2010, Mountain Province also announced a new Mineral Reserve estimate for the Gahcho Kué Project. The Mineral Reserve is the Indicated Resource contained in the proposed open pit mine that can be mined and processed profitably and is scheduled for treatment in the feasibility study life of mine plan. The Gahcho Kué Mineral Reserve estimate is summarized in Table 4 below.

Table 4
Gahcho Kué Mineral Reserve Estimate

Pipe	Classification	Tonnes(Mt)	Grade (carats per tonne)	Carats(Mct)
5034	Probable	13.2	1.77	23.3
Hearne	Probable	5.4	2.10	11.5
Tuzo	Probable	12.6	1.13	14.2
Total	Probable	31.3	1.57	49.0

Technical information included in this MD&A regarding the independent feasibility study and the Gahcho Kué Mineral Reserve Report has been reviewed by Daniel Johnson, P. Eng, a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

Permitting

In November 2005, De Beers Canada, as operator of the Gahcho Kué Project, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and Water License to undertake the development of the Gahcho Kué diamond mine.  On December 22, 2005, Environment Canada referred the applications to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”), which commenced an Environmental Assessment ("EA").  On June 12, 2006, the MVEIRB ordered that an Environment Impact Review (“EIR”) of the applications should be conducted.  The MVEIRB published draft Terms of Reference and a draft Work Plan for the Gahcho Kué Project in June 2007, and called for comments from interested parties by July 11, 2007.

The EIR is designed to identify all of the key environmental issues that will be impacted by the development of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues.

On December 17, 2007, the Company announced that the MVEIRB published the final terms of reference for the Gahcho Kué Environment Impact Statement (“EIS”) on October 5, 2007.  On May 9, 2008, the Project Operator, De Beers, advised the MVEIRB that the filing of the EIS will be deferred to the fall 2008.

The feasibility study commissioned in August 2009 was expected to impact the final project description and the Project Operator, De Beers Canada, had previously advised the MVEIRB that submission of the EIS would be further deferred pending the completion of an updated project description.

The final Gahcho Kué project description was presented to the Gahcho Kué Participants, and will be incorporated into the EIS, which will be submitted to the MVEIRB before  the end of 2010.  Key elements of the project description include the following:

•	Average annual production rate of approximately 3 million tonnes of ore;

•	Life of mine from the open-pit resource of approximately 11 years; and

•	Average annual production rate of approximately 4.45 million carats.

On November 5, 2010, the Company announced that the Operator of the Gahcho Kué Joint Venture, De Beers Canada, had notified the MVEIRB on November 3, 2010 that the Gahcho Kué EIS is on track for completion and submission before the end of 2010.  The Company also announced that the submission of the EIS will result in the resumption of the environmental impact review by the independent administrative tribunal established under the Mackenzie Valley Environmental Resource Management Act.

Other Exploration

In 2005, the Gahcho Kué Project retained four leases for the development of the Gahcho Kué Project; the Company has retained five leases for future exploration; and 21 leases were transferred to GGL Diamond Corp., an unrelated third party, in exchange for a 1.5 percent royalty.

The Kelvin and Faraday kimberlite bodies (located approximately 9km and 12km, respectively, from the Gahcho Kué Project) were discovered in 1999-2000.  The Kelvin and Faraday bodies are small blows along a dyke system.  No further evaluation of the Kelvin and Faraday kimberlites has taken place since 2004.

RESULTS OF OPERATIONS

Summary of Quarterly Results

December 31, 2010 Fiscal Year
	Third Quarter September 30, 2010	Second Quarter June 30, 2010	First Quarter March 31, 2010
Interest income	$ 26,404	$ 22,142	$ 16,455
Expenses	(507,139)	(676,884)	(369,378)
Net (loss) before tax recovery	(480,735)	(654,742)	(352 923)
Future income tax recovery	127,395	173,506	93,525
Net (loss) after tax recovery	(353,340)	(481,236)	(259,398)
Net (loss) per share (basic)	(0.01)	(0.01)	0.00
Cash flow (used in) operations	(513,561)	(375,090)	(763,221)
Cash and cash equivalents, end of period	1,984,041	3,276,714	$159,805
Assets	97,111,247	95,795,932	84,292,388
Future income tax liabilities	4,414,828	4,909,850	5,083,356
Dividends	Nil	Nil	Nil

December 31, 2009 Fiscal Nine Months
	Third Quarter December 31, 2009	Second Quarter September 30, 2009	First Quarter June 30, 2009 (restated)
Interest income	$ 8,353	$ 2,466	$ 1,146
Expenses	(743,421)	(907,172)	(329,396)
Net (loss) before tax recovery	(735,068)	(904,706)	(328,250)
Future income tax recovery	182,953	239,747	86,986
Net (loss) after tax recovery	(552,115)	(664,959)	(241,264)
Net (loss) per share (basic)	(0.01)	(0.01)	(0.00)
Cash flow (used in) operations	(1,255,755)	(525,442)	(249,195)
Cash and cash equivalents, end of period	208,559	644,269	181,900
Assets	83,746,546	75,462,011	65,557,225
Future income tax liabilities	5,176,881	5,359,834	5,599,581
Dividends	Nil	Nil	Nil

March 31, 2009 Fiscal Year
	Fourth Quarter March 31, 2009	Third Quarter December 31, 2008 (restated)	Second Quarter September 30, 2008 (restated)	First Quarter June 30, 2008 (restated)
Interest income	$2,755	$ 10,419	$ 9,698	$ 13,910
Expenses	(176,068)	(825,189)	(361,603)	(434,308)
Net (loss) before tax recovery	(173,313)	(814,770)	(351,905)	(420,398)
Future income tax recovery	48,302	(30,166)	93,255	111,405
Net (loss) income after tax recovery	(125,011)	(844,936)	(258,650)	(308,993)
Net income (loss) per share (basic)	(0.01)	(0.01)	(0.00)	(0.01)
Cash flow used in operations	(212,156)	(86,988)	(557,725)	(285,020)
Cash and cash equivalents, end of period	65,410	18,122	33,886	127,178
Assets	65,559,505	65,750,069	65,958,444	66,596,055
Future income tax liabilities	5,686,567	5,734,869	5,704,703	5,797,958
Dividends	Nil	Nil	Nil	Nil

Three Months Ended September 30, 2010
The Company’s net loss before tax recovery during the three months ended September 30, 2010 was $480,735, compared with a net loss before tax recovery of $904,706 for the three months ended September 30, 2009.

Expenses were $507,139 for the three months ended September 30, 2010 compared to $907,172 for the comparative three months ended September 30, 2009.  The decrease is attributed primarily to reduced costs associated with the Gahcho Kué Joint Venture such as asset retirement obligation accretion, as well as reduced costs for office and administration, professional fees and promotion and investor relations in the quarter ended September 30, 2010.

Nine Months Ended September 30, 2010
The Company’s net loss before tax recovery for the nine months ended September 30, 2010 was $1,488,400, compared with a net loss before tax recovery of $1,406,269 for the nine months ended September 30, 2009.

Expenses of $1,553,401 for the nine months ended September 30, 2010, compared to $1,412,636 for the nine months ended September 30, 2009 increased as a result of increased costs of the Gahcho Kué project through recording the Company’s proportional share of costs of the Gahcho Kué Joint Venture of approximately $70,000, increased costs associated with consulting, both somewhat offset by cost savings in other areas particularly promotion and investor relations.

Gahcho Kué Project - Proportionate Consolidation
The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company now accounts for the Project as a joint venture.  Accordingly, the Company determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the Project, and recorded them in the consolidated financial statements effective July 4, 2009.

Summarized below are the results of operations, cash flows and financial position relating to the Company’s proportional interest (49%) in the Gahcho Kué Joint Venture for the nine months ended September 30, 2010 and 2009:

RESULTS OF OPERATIONS	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Revenues	$-	$-	$-	$-
Expenses	155,294	323,204	393,483	323,204
Proportionate share of net loss	$155,294	323,204	$393,483	323,204

CASH FLOWS	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Cash flow - operating activities	$(54,950)	$(13,428)	$(95,724)	$(13,428)
Cash flow - financing activities	-	-	-	-
Cash flow - investing activities	54,950	13,428	95,724	13,428
Proportionate share of change in cash and cash equivalents	$-	$-	$-	$-

FINANCIAL POSITION	September 30, 2010	December 31, 2009
Current assets	$74,849	$106,061
Long-term assets	71,911,431	66,000,782
Current liabilities	(985,840)	(163,502)
Long-term liabilities	(5,401,634)	(5,103,875)
Proportionate share of net assets	$65,598,806	$60,839,466

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company’s capital resources have been limited.  The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

On May 17, 2010, the Company completed a non-brokered private placement of 5,476,177 common shares at a price of C$2.10 per share, to raise gross proceeds of $11,499,972. Proceeds from the private placement are being used to support the feasibility study and permitting for the Gahcho Kué Project, and for general corporate purposes.

The Company reported working capital of $9,926,443 at September 30, 2010 ($8,315,371 as at December 31, 2009), and cash and cash equivalents and short-term investments of $13,785,357 ($9,942,277 at December 31, 2009).  The short-term investments are guaranteed investment certificates held with a major Canadian financial institution, and the Company considers there to be no counter party credit risk associated with the bank.

The Company had no long-term debt at September 30, 2010.  The Company’s contributions payable to De Beers are contingent on certain events occurring such as a decision to build the mine, receipt of permits, and production.  (See “Overall Performance” section above).  The Company had no long-term debt at December 31, 2009.

The Company’s ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.  The Company continues to investigate various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as exercises of outstanding options and warrants. However, there is no certainty that the Company will be able to obtain financing from any of those sources.  The Company’s consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

After September 30, 2010, 115,000 warrants were exercised for proceeds of $302,000.

Subsequent to the end of the quarter, on November 3, 2010, the Company announced that a private placement financing of 4.6 million common shares at $5 per share (the “Offering”) was fully subscribed for and on closing, which is expected on or before November 18, 2010, will contribute gross proceeds of $23 million.  The net proceeds of the Offering will be used to advance the Gahcho Kué diamond project and for general corporate purposes.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The Company reviews its interest in the Gahcho Kué Project for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable.  Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets.  Impairments are recognized when the book values exceed management’s estimate of the net recoverable amounts associated with the affected assets.  The values shown on the balance sheet for the Company’s interest in the Gahcho Kué Project represent the Company’s assumption that the amounts are recoverable.  Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known.  The Company’s assessment is that as at September 30, 2010, there has been no impairment in the carrying value of its mineral properties.

The Company has recorded its proportional interest in the asset retirement obligation of the Gahcho Kué Project.  The asset retirement obligation calculation, and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing.  The estimates may be inaccurate and the actual costs for the asset retirement obligation may change significantly.

The Company expenses all stock-based payments using the fair value method. The Company also values warrants under the fair value method.  Under the fair value method and option and warrant pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options and warrants.  Such estimates affect the fair value determined by the option and warrant pricing model.

FUTURE ACCOUNTING POLICY CHANGES

(a)    Business Combinations, Consolidated Financial Statements, and Non-
         Controlling Interests

The CICA issued Handbook Sections 1582, “Business Combinations”, 1601,”Consolidated Financial Statements”, and 1602, “Non-controlling Interests”, all of which are effective for years beginning on or after January 1, 2011.  These Handbook Sections replace 1581, “Business Combinations” and 1600, “Consolidated Financial Statements” and establish a new Section for accounting for non-controlling interest in subsidiaries.  The Company is currently evaluating the impact of these new standards.

(b)   International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Institute of Chartered Accountants announced that GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011.  The standard also requires that comparative figures for 2010 be based on IFRS.

The Company is in the process of finalizing its IFRS conversion.  The Company’s IFRS conversion team has been undergoing ongoing training to ensure a thorough understanding of IFRS, and ongoing transition work is underway with the assistance of external advisors. .

Tasks completed to date include:
•     Scoping analysis of IFRS standards for the Company
•     Development of a changeover plan
•     Review and selection of IFRS 1 exemptions
•     Determination of the IFRS standards that will result in opening balance sheet adjustments
•     Development of accounting policy technical papers for IFRS standards applicable to the Company.
•     Preparation of draft/shell financial statements for the Company for December 31, 2011 and the interim of March 31, 2011 including draft wording for the notes to financial statements about policies and IFRS transition.

Scoping Analysis of IFRS Standards
The Company expects that its accounting for investments in subsidiaries, impairment of assets, foreign exchange, exploration costs, development costs, investments in joint ventures, asset retirement obligations, stock-based compensation, and income taxes under IFRS will be different than Canadian GAAP, and are likely to impact the financial statements, particularly for the opening balances of January 1, 2011. The Company continues its analysis of the impacts of these changes in its transition to IFRS including the financial impact, including finalization of policies, and calculations of impacts with a view to finalize them in the fourth quarter.

In addition, the Company anticipates a significant increase in disclosure requirements under IFRS, and such requirements are also being evaluated along with the necessary system changes required to gather, process, and review such disclosure.

Review and Selection of IFRS 1 Exemptions
Management has completed its review of IFRS 1 exemptions and has determined that the majority are not applicable to the Company with the exception of Decommissioning Liabilities (Asset Retirement Obligations, under Canadian GAAP) and recording of business combinations.  The Company anticipates that it will not retroactively estimate its decommissioning liability under IFRS, but rather elect to estimate the liability as at January 1, 2010 and adjust the opening balance sheet for changes to the liability, if any.  The quantification of this adjustment is in process.  The Company is considering adjusting its historic exploration and evaluation costs to opening retained earnings as an election under IFRS 1.  Expensing exploration and evaluation costs for the Company’s Gahcho Kué Project aligns the Company’s accounting policy for exploration and evaluation with that of the Operator of the Gahcho Kué Project, De Beers Canada.

The next steps in the Company’s IFRS transition comprise:
•	Finalization of accounting policy choices under IFRS, and approval by senior management and the Audit Committee;
•	Completion of the quantification of opening balance sheet adjustments;
•	Completion of shell IFRS financial statements for the interim March 31, 2011 reporting period;
•	Completion of shell IFRS financial statements for the year ended December 31, 2011;
•	Calculations of adjustments for the 2010 comparative periods of March 31, June 30 and September 30;
•	Completion of the impacts of transition to IFRS on the Company’s information technology and data systems, if any;
•
Completion of the assessment of the impact on the Company’s internal controls.  The Company’s Internal Controls over Financial Reporting (“ICFR”) already includes controls, processes and procedures over changes in accounting and the changeover to IFRS will be reviewed in light of the Company’s current ICFR related to changes in accounting policies.  It has been concluded that these same ICFR controls, processes and procedures equally apply to the transition to IFRS; and

•	Auditor procedures on the IFRS accounting policy choices and opening balance sheet as at January 1, 2010.

Future Expected Changes to IFRS Impacting the Company
Continuous monitoring of current IFRS developments is necessary to ensure appropriate decisions are considered and made by the Company.  Some Exposure Drafts (“EDs”) do not currently impact the Company.  Specifically, the following ED is expected to impact the Company:

Joint Arrangements
The International Accounting Standards Board (“IASB”) has issued ED 9 - Joint Arrangements which proposes to require that all jointly controlled entities be accounted for using the equity method of accounting.  ED 9 would replace the current IFRS standard which allows for a policy choice to account for jointly controlled entities using either proportionate consolidation, which is consistent with Canadian GAAP, or the equity method of accounting.  ED 9 is expected to result in the issue of a final IFRS standard in 2010, which the Company will be required to adopt during a period subsequent to its transition to IFRS.  The Company is currently evaluating the impact that ED 9 is expected to have on its consolidated financial statements.

OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

Risks
Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.
Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•
results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

•	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration activities or the completion of feasibility studies;
•	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
•	risks related to foreign exchange fluctuations and prices of diamonds;
•	the uncertainty of profitability based upon the Company's history of losses;
•	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms, particularly given recent volatility in the global financial markets;
•	risks related to environmental regulation and liability;
•	political and regulatory risks associated with mining and exploration; and
•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the New York Stock Exchange AMEX under the symbol MDM.

At November 11, 2010, there were 72,698,973 shares issued and 1,084,635 stock options outstanding. There are also 1,161,000 warrants outstanding exercisable until February 5, 2011 at $2.00 per warrant, and 1,614,950 warrants outstanding exercisable until June 8, 2011 at $3.20 per warrant

There are an unlimited number of common shares without par value authorized to be issued by the Company.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the quarter ended September 30, 2010 that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

OUTLOOK

During fiscal 2010, the Company plans to continue the development and permitting of the Gahcho Kué Project.  Specifically, in August 2009, the Participants entered into an agreement with JDS Energy and Mining Inc. for an independent definitive feasibility study.  This study is complete and is being reviewed by the Participants.  A development decision is expected before the end of 2010.  The full NI 43-101 feasibility study will be filed on SEDAR and the Company’s website shortly.  The EIS is expected to be filed before the end of the year.

ADDITIONAL INFORMATION

Additional disclosures relating to the Company is available on the Internet at the SEDAR website at www.sedar.com, and on the Company’s website at www.mountainprovince.com.

Cautionary Statement on Forward-Looking Statements

This MD&A contains “forward-looking statements” concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital, and sources and uses of funds.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of diamonds; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Cautionary Note to U.S. Investors - Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

On behalf of the Board of Directors,

“Patrick Evans”

Patrick Evans
President & CEO

November 11, 2010